UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2008

Commission File Number: 001-14812

GLOBAL-TECH ADVANCED

INNOVATIONS INC.

(Translation of Registrant’s Name into English)

12/F., Kin Teck Industrial Building, 26 Wong Chuk Hang Road, Aberdeen, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐        No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

On December 4, 2008, Global-Tech Advanced Innovations Inc. (f.k.a. Global-Tech Appliances Inc.) issued a press release regarding its delisting from the New York Stock Exchange and the authorization by the Company’s Board of Directors of a reverse stock split and corporate name change in connection with the Company’s application for listing on the Nasdaq Capital Market . A copy of the press release is attached hereto as Exhibit 1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 15, 2008

GLOBAL-TECH ADVANCED INNOVATIONS INC.

By:	/s/ Brian Yuen
Brian Yuen Assistant Secretary

EXHIBIT INDEX

Exhibit Number	Description
1	Press release dated December 4, 2008